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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2005
Commission File Number: 000-49946

Alamos Gold Inc.
(Translation of registrant's name into English)

Suite 1503, 110 Yong Street
Toronto, Ontario, Canada M5C 1T4
(Address of principal executive offices)

Suite 1400 – 400 Burrard Street
Vancouver, British Columbia, Canada V7X 1A6
(Former Name or Former Address, if Changed Since Last Report)

1. Agency Agreement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..... **Form 40- F..XXX**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

April 8, 2004

Alamos Gold Inc.
Suite 1400, 400 Burrard Street
Vancouver, B.C.
V7X 1A6

Attention: Mr. John McCluskey

Dear Sirs:

Re: Private Placement of Common Shares and Warrants

RBC Dominion Securities Inc. ("RBC DS"), McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. (the "Agents") understand that Alamos Gold Inc. (the "Corporation") is prepared to issue and sell up to 10,000,000 units (the "Units") at a price of Cdn.$3.00 per Unit for maximum aggregate gross proceeds of Cdn.$30,000,000 on the terms and subject to the conditions contained hereinafter. Each Unit will consist of one Common Share (as defined below) of the Corporation (the "Offered Shares") and one-half of one Common Share purchase warrant (each whole warrant being a "Warrant"). Each whole Warrant will entitle the holder to purchase one Common Share at a price of Cdn.$3.50 per Common Share prior to 4:00 p.m. (Vancouver time) on April 8, 2006. Purchasers must each purchase a minimum of Cdn. $25,000 of Units or such greater minimum amounts as prescribed by the Securities Laws (as defined below) of each Offering Jurisdiction (as defined below).

Based upon the understanding of the Agents set out above and upon the terms and subject to the conditions contained hereinafter, upon the acceptance hereof by the Corporation, the Corporation hereby appoints the Agents to act as the sole and exclusive agents of the Corporation to solicit, on a best efforts basis, offers to purchase the Units by way of private placement, and the Agents hereby agree to act in such capacity. It is understood and agreed that the Agents are under no obligation to purchase any of the Units, although the Agents may subscribe for and purchase Units if they so desire in compliance with applicable Securities Laws (as defined below).

The terms and conditions of this Agreement are as follows:

1.   Definitions, Interpretation and Schedules

        (a)   Definitions: Whenever used in this Agreement:

                (i)   "Agents" has the meaning ascribed above;

                (ii)   "Agreement" means this agreement including the Schedules attached hereto, as amended or supplemented from time to time;

                (iii)   "AIF" means the annual information form filed with the OSC, the British Columbia Securities Commission and the Alberta Securities Commission on August 6, 2003 consisting of the Annual Report on

Form 20-F filed with the United States Securities and Exchange Commission on June 30, 2003 pursuant to section 13 of the 1934 Act;

(iv) "Ancillary Documents" means all agreements, indentures (including the Warrant Indenture), certificates (including the certificates representing the Offered Shares and Warrants) and other documents executed and delivered, or to be executed and delivered, by the Corporation in connection with the transactions contemplated by this Agreement or the Subscription Agreements and includes the Subscription Agreements;

(v) "BC Act" means the Securities Act (British Columbia) and the rules and regulations thereunder, together with the instruments (including National Instruments and Multilateral Instruments in force in British Columbia), policies, rules, orders, codes, notices, and published interpretation notes of the British Columbia Securities Commission, as amended, supplemented or replaced from time to time;

(vi) "Board of Directors" means the board of directors of the Corporation;

(vii) "Business Day" means a day which is not a Saturday, Sunday or a statutory or civic holiday in the City of Toronto, Province of Ontario or in the City of Vancouver, Province of British Columbia;

(viii) "Closing" means the closing of the purchase and sale of the Units subscribed for by the Purchasers pursuant to the Subscription Agreements;

(ix) "Closing Date" means April 8, 2004, or such other date as the Corporation and the Agents may agree;

(x) "Closing Time" means 10:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;

(xi) "Common Shares" means common shares in the capital of the Corporation;

(xii) "Corporation" means Alamos Gold Inc. a corporation existing under the *Company Act* (British Columbia);

(xiii) "Directed Selling Efforts" means "directed selling efforts" as defined in Regulation S. Without limiting the foregoing but for greater clarity, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have an effect of, conditioning the market in the United States for any of the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the Offering of the Units;

(xiv)   "Financial Statements" means, the audited financial statements of the Corporation for the year ended December 31, 2002 and the interim financial statements for the quarters ended March 31, 2003, June 30, 2003, and September 30, 2003;

(xv)   "Foreign Issuer" means "foreign issuer" as defined in Regulation S;

(xvi)   "General Solicitation or General Advertising" means "general solicitation or general advertising" as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other matter involving a public offering within the meaning of Section 4(2) of the 1933 Act;

(xvii)   "Offered Shares" means up to 10,000,000 Common Shares forming part of the Units;

(xviii)   "Offering" means the offering for sale by the Corporation on a private placement basis only of the Units;

(xix)   "Offering Jurisdictions" means all of the Provinces of Canada, the United States and certain offshore jurisdictions;

(xx)   "Ontario Act" means the *Securities Act* (Ontario) and the regulations thereunder, together with the instruments (including National Instruments and Multilateral Instruments in force in Ontario), policies, rules, orders, codes, notices and published interpretation notes of the OSC, as amended, supplemented or replaced from time to time;

(xxi)   "OSC" means the Ontario Securities Commission;

(xxii)   "Person" means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of any nature or kind whatsoever;

(xxiii)   "Properties" means the material mineral properties and projects of the Corporation and the Subsidiaries as more particularly described in the AIF under the heading "Property, Plant and Equipment";

(xxiv)   "Public Information" means all information regarding the Corporation that is, or will be, filed with the OSC, and which is publicly available via SEDAR;

(xxv)   "Purchase Price" means the price to be paid by the Purchasers for each Unit under the Offering, being Cdn.$3.00 per share;

(xxvi)   "Purchasers" collectively means the purchasers of the Units pursuant to the Subscription Agreements;

(xxvii)   "Regulation D" means Regulation D under the 1933 Act;

(xxviii)   "Regulation S" means Regulation S under the 1933 Act;

(xxix)   "Securities" means the Units, the Offered Shares, the Warrants and the Common Shares underlying the Warrants;

(xxx)   "Securities Commissions" means the securities regulatory authorities of the Offering Jurisdictions;

(xxxi)   "Securities Laws" means the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of the Securities Commissions of the Offering Jurisdictions;

(xxxii)   "SEDAR" means the System for Electronic Document Analysis and Retrieval;

(xxxiii)   "Subscription Agreements" means the subscription agreements to be entered into between the Corporation and each of the Purchasers;

(xxxiv)   "Stock Option Plan" means the Corporation's stock option plan, as presently constituted;

(xxxv)   "Subsidiaries" means collectively (i) Durango Fern Mines, S.A. de C.V. ("Durango"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Corporation; (ii) Minas La Fortuna, S.A. de C.V. ("La Fortuna"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Corporation; (iii) Minera Bienvenidos, S.A. de C.V. ("Bienvenidos"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Corporation; and (iv) Minas de Oro Nacional, S.A. de C.V. ("Minas de Oro Nacional"), a company incorporated under the laws of Mexico which is a wholly owned subsidiary of the Corporation;

(xxxvi)   "Substantial U.S. Market Interest" means "substantial U.S. market interest" as defined in Regulation S;

(xxxvii)   "TSXV" means the TSX Venture Exchange;

(xxxviii) "Unit" has the meaning ascribed thereto on the first page of this Agreement;

(xxxix)   "United States" means the United States as that term is defined in Regulation S;

(xl) "U.S. Accredited Investor" means an "accredited investor" as defined in Rule 501(a) of Regulation D;

(xli) "U.S. Affiliates" means RBC Capital Markets Corp., the United States registered broker-dealer affiliate of RBC Dominion Securities Inc., Harris Nesbitt Corp., the United States registered broker dealer affiliate of BMO Nesbitt Burns Inc., Griffith McBurney Corp., the United States registered broker dealer affiliate of GMP Securities Ltd. and Haywood Securities (USA) Inc., the United States registered broker-dealer affiliate of Haywood Securities Inc.;

(xlii) "U.S. Person" means a "U.S. Person" as that term is defined in Regulation S;

(xliii) "Warrant" has the meaning ascribed thereto on the first page of this Agreement;

(xliv) "Warrant Indenture" means the warrant indenture dated the date hereof between the Corporation and Pacific Corporate Trust Company;

(xlv) "1933 Act" means the United States *Securities Act of 1933*, as amended; and

(xlvi) "1934 Act" means the United States *Securities Exchange Act of 1934*, as amended.

(b) Other Defined Terms: Whenever used in this Agreement, the words and terms "Affiliates", "associate", "material fact", "material change", "misrepresentation", "senior officer" and "subsidiary" shall have the meanings given to such words or terms in the BC Act unless specifically provided otherwise herein.

(c) Plural and Gender: Whenever used in this Agreement, words importing the singular number only shall include the plural and *vice versa* and words importing the masculine gender shall include the feminine gender and neutral.

(d) Currency: All references to monetary amounts in this Agreement are to the lawful money of Canada.

(e) Schedules: The Schedules attached to this Agreement are deemed to be a part of and incorporated in this Agreement.

2. The Offering

(a) Sale on Exempt Basis: The Agents will use their best efforts thereof to arrange for Purchasers of Units in the Offering Jurisdictions. On behalf of the Corporation the Agents shall offer the Units for sale in the Offering Jurisdictions in compliance with the Securities Laws of the Offering Jurisdictions and only to such Persons and in such manner so that no prospectus registration statement, offering memorandum or other similar document need be filed with, or delivered to, any Securities Commission in any Offering Jurisdiction in connection therewith. In respect of the foregoing, the Agents shall only offer the Units for sale on behalf of the Corporation in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States through the U.S. Affiliates pursuant to an exemption from the registration requirements of the 1933 Act, in compliance with applicable state Securities Laws and in accordance with Section 8 hereof.

(b) Appointment of Co-agents and Sub-agents: The Corporation agrees that the Agents have the right to invite one or more investment dealers to form an agency group to participate in the soliciting of offers to purchase the Units. The Agents shall have the exclusive right to control all compensation arrangements between the members of the agency group and all remuneration paid to such additional agents shall be paid by the Agents from their compensation hereunder. The Corporation grants all of the rights and benefits of this Agreement to any investment dealers so appointed by the Agents and appoints the Agents as trustee of such rights and benefits for such investment dealers, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of such investment dealers. The Agents shall ensure that any investment dealers appointed pursuant to the provisions of this Section 2(b) or with whom the Agents have a contractual relationship with respect to the Offering, if any, agree with the Agents to comply with the covenants and obligations given by the Agents herein.

(c) Covenants of the Agents: The Agents severally covenant with the Corporation that (i) they will comply with all Securities Laws of the Offering Jurisdictions in which they solicit or procure subscriptions for Units in connection with the Offering, (ii) they will not solicit or procure subscriptions for Units so as to require the registration thereof or the filing of a prospectus or an offering memorandum with respect thereto under the laws of any jurisdiction, and (iii) they will obtain from each Purchaser an executed Subscription Agreement in a form acceptable to the Corporation acting reasonably. The Agents severally represent and warrant that they or their U.S. Affiliates are qualified to so act in the Offering Jurisdictions (other than any offshore jurisdictions) in which they solicit or procure subscriptions for the Units.

(d) Authority of RBC Dominion Securities Inc.: The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Agents by RBC Dominion Securities Inc.

(e) Filings: The Corporation undertakes to file or cause to be filed all forms and undertakings required to be filed thereby in connection with the Offering so that the distribution of the Units may lawfully occur (including, without limitation, the filing of a Form D pursuant to the 1933 Act) in the Offering Jurisdictions, without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States and the Agents undertake to use commercially reasonable efforts thereof to cause the Purchasers of the Units to complete (and it shall be a condition of closing in favour of the Corporation that the Purchasers complete and deliver to the Corporation) any forms and undertakings required by the Securities Laws of the Offering Jurisdictions or by the TSXV. All fees payable in connection with such filings shall be at the sole expense of the Corporation.

(f)   <u>No Offering Memorandum</u>: Neither the Corporation nor the Agents shall (i) provide to prospective purchasers of Units with any document or other material that would constitute an offering memorandum within the meaning of the Securities Laws of the Offering Jurisdictions, or (ii) engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Units, including but not limited to causing the sale of the Units to be advertised or published in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display or the Internet, or otherwise.

3.   <u>Closing Deliveries</u>

(i)   At the Closing Time, the Corporation shall deliver or cause to be delivered to the Agents:

A.   a favourable legal opinion of Canadian counsel to the Corporation addressed to the Agents, legal counsel to the Agents and the Purchasers and addressing such matters as the Agents or their legal counsel may reasonably request;

B.   a favourable legal opinion of U.S. counsel to the Corporation addressed to the Agents, the U.S. Affiliates, legal counsel to the Agents and the U.S. Purchasers (as defined in Section 8) to the effect that registration under the 1933 Act of the Units is not required for the offer and sale thereof in the United States in accordance with the provisions of this Agreement;

C.   a favourable legal opinion of local counsel to the Corporation addressed to the Agents and legal counsel to the Agents with respect to such other matters as the Agents may reasonably request;

D.   a Subscription Agreement from each Purchaser accepted and signed by the Corporation;

E.   definitive certificates representing the Offered Shares and Warrants registered in the names of the Purchasers or in such other names as the Purchasers may have directed pursuant to the Subscription Agreements; and

F.   such further documents as may be contemplated by this Agreement or as the Agents or their legal counsel may reasonably require;

(ii)   The Agents shall deliver to the Corporation:

A.   a certified cheque or bank draft representing the aggregate Purchase Price for the Units (net of the Agents' fees payable pursuant to Section 5 hereof);

B.   Subscription Agreements completed and executed by each Purchaser; and

C.   such further documents as may be contemplated by this Agreement or as the Corporation or its legal counsel may reasonably require.

4.   Closing

(a)   Closing: The Closing shall be completed at the offices of counsel for the Corporation at the Closing Time on the Closing Date.

(b)   Conditions of Closing: The following are conditions precedent to the obligation of the Agents and the Corporation to complete the Closing and of the Purchasers to purchase the Units, which conditions may be waived in writing in whole or in part by the Agents on their behalf and on behalf of Purchasers, in the Agents' sole discretion:

(i)   the Agents and the Corporation shall have received the documents set forth in Section 3 of this Agreement to be delivered to each of them;

(ii)   the representations and warranties of the Agents and the Corporation contained herein shall be true and correct; and

(iii)   the Agents shall have received such other documentation from the Corporation, and the Corporation shall have satisfied such other conditions, as the Agents may reasonably request.

5.   Fee

In consideration of the agreement of services performed and to be performed by the Agents under this Agreement and in connection with the Offering, the Corporation shall pay to the Agents at the Closing Time against receipt of payment of the purchase price for the Units, a cash fee equal to 6% of the aggregate Purchase Price for the Units sold under the Offering.

6.   Covenants, Representations and Warranties

The Corporation hereby covenants, represents and warrants to the Agents and the Purchasers, and acknowledges that the Agents and the Purchasers are relying upon each of such covenants, representations and warranties in completing the Closing, as follows:

(a)   The Corporation and each Subsidiary has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the Properties and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement, the Subscription Agreements and the Ancillary Documents and to carry out the obligations thereof hereunder and thereunder.

(b)   The Corporation and each Subsidiary is current with all filings required to be made under its jurisdiction of incorporation and all other jurisdictions in which it exists or carries on any material business and has all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business as currently conducted, except where the absence of such power or authority or failure to make any filing or obtain any licence, lease, permit, authorization or other approval would not have a material adverse effect on the Corporation and the Subsidiaries, taken as a whole.

(c)   The Corporation and each Subsidiary is conducting its business in material compliance with all applicable laws, rules and regulations of each jurisdiction in which a material portion of its business is carried on and are duly licensed, registered or qualified in all jurisdictions in which they own, lease or operate their Property or carry on business to enable its business to be carried on as now conducted and its Property and assets to be owned, leased and operated and all such licences, registrations and qualifications are and will at the Closing Time be valid, subsisting and in good standing, except in respect of matters which do not and will not result in any material adverse change to the business or condition (financial or otherwise) of the Corporation and the Subsidiaries, considered as a whole.

(d)   Neither the Corporation nor any Subsidiary has committed an act of bankruptcy or is insolvent, has proposed a compromise or arrangement to its creditors generally, has had a petition or a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceedings with respect to a compromise or arrangement, has taken any proceedings to have itself declared bankrupt or wound-up, has taken any proceedings to have a receiver appointed for any of its Properties or assets or has had any execution or distress become enforceable or become levied upon any of its Properties or assets.

(e)   The Corporation is authorized to issue 1,000,000,000 Common Shares of which as of the date hereof, <*> Common Shares were issued and outstanding as fully paid and non-assessable shares. Other than as disclosed on Schedule "B", no Person will have any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation.

(f)   The issued and outstanding shares and other securities of each of the Subsidiaries is held, beneficially and of record, as described in the AIF under the heading "Organizational Structure" and, other than pursuant to share pledge agreements in favour of H. Morgan & Company and Kennecott Minerals Company and Tenedoramex S.A. de C.V. in respect of the shares of Bienvenidos and Minas de Oro Nacional, no other Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of any of the Subsidiaries or for the purchase or acquisition of any of the outstanding shares or other securities of any of the Subsidiaries. The outstanding shares of the Subsidiaries are issued and outstanding as fully paid and non-assessable shares.

(g)   None of the issue of the Offered Shares, Warrants or Warrant Shares will be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject. There are no, and at the Closing Time there will be no, shareholders' agreements, pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Corporation or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Corporation.

(h)   All necessary corporate action has been taken to authorize the issue and sale of, and the delivery of certificates representing, the Offered Shares and, upon payment of the requisite consideration therefor, the Offered Shares and will be validly issued as fully paid and non-assessable shares. All necessary corporate action has been taken by the Corporation to authorize the issue of, and the delivery of the certificate representing the Warrants and, when issued on the due exercise of the Warrants, the Warrant Shares will be validly issued as fully paid and non-assessable shares. The Warrants have the attributes described in this Agreement.

(i)   None of the offering and sale of the Units, the execution and delivery of this Agreement and the Ancillary Documents, the compliance by the Corporation with the provisions of this Agreement and the Ancillary Documents or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Offered Shares and Warrants for the consideration and upon the terms and conditions set forth herein, or the issue of Warrant Shares for the consideration and upon the terms and conditions set forth in the Warrant Indenture do or will (i) require the consent, approval, or authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except such as have been obtained, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which any of them or any of the Properties or assets thereof is bound, or the memorandum or articles or any other constating document of the Corporation or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the Properties or assets thereof, which could have a material adverse effect on the condition (financial or otherwise), business, Properties or results of operations of the Corporation and the Subsidiaries, taken as a whole.

(j)   The Corporation has all requisite corporate power and authority to enter into this Agreement and the Ancillary Documents and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereunder, and the Corporation has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement and the Ancillary Documents and to observe and perform the provisions of this Agreement and the Ancillary Documents in accordance with the provisions hereof and thereof.

(k)   The Corporation has duly reserved for issuance the Warrant Shares issuable upon exercise of the Warrants.

(l)   This Agreement and the Warrant Indenture have been duly authorized, executed and delivered by the Corporation and constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with the terms hereof and thereof and upon being executed and delivered the Ancillary Documents will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with the terms thereof, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(m)   The Public Information does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no fact known to the Corporation which the Corporation has not disclosed to the Agents which materially adversely affects, or so far as the Corporation can reasonably foresee, will materially adversely affect, the assets, liabilities (contingent or otherwise), capital, affairs, business, operations or condition (financial or otherwise) of the Corporation or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents or which would otherwise reasonably be considered to be material to any Person intending to make an equity investment in the Corporation.

(n)   There has not occurred any material adverse change in the assets, liabilities (contingent or otherwise), Properties, capital, affairs, business, operations or condition (financial or otherwise) of the Corporation or any Subsidiary which has not been disclosed to the public and the Corporation agrees to forthwith notify the Agents in writing prior to the Closing if any of the foregoing occurs prior to, or is reasonably anticipated by the Corporation to occur prior to or within 10 days after, the Closing Date.

(o)   No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.

(p)   The Financial Statements together with the respective auditors' report thereon and the notes thereto (as applicable) have been prepared in accordance with Generally Accepted Accounting Principles in Canada applied on a basis consistent with prior periods (except as disclosed in such Financial Statements), are substantially correct in every particular and present fairly the financial condition and position of the Corporation as at the dates thereof, and such

Financial Statements contain no direct or implied statement of a material fact which is untrue on the date of such Financial Statements and do not omit to state any material fact which is required by such generally accepted accounting principles or by applicable law to be stated or reflected therein or which is necessary to make the statements contained therein not misleading.

(q)   Since September 30, 2003 neither the Corporation nor any Subsidiary:

    (i)   has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than as previously disclosed in the Public Information;

    (ii)   has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material other than as previously disclosed in the Public Information; and

    (iii)   has entered into any material transaction other than as previously disclosed in the Public Information.

(r)   Other than as previously disclosed in the Public Information and except for discussions relating to the potential acquisition by the Corporation of land surrounding the Salamandra Property, none of the Corporation or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of:

    (i)   the purchase of any Property or assets or any interest therein or the sale, transfer or other disposition of any Property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise;

    (ii)   the change of control (by sale or transfer of shares or sale of all or substantially all of the Property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary; or

    (iii)   a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of any Subsidiary.

(s)   The Corporation and each Subsidiary maintains policies of insurance in force as at the date hereof that adequately cover all risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self insurance.

(t)   The Corporation and each Subsidiary has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of the Corporation or any Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in any material adverse change in the condition (financial or otherwise), or in the earnings, business or affairs of the Corporation or any Subsidiary and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(u)   The Corporation and each Subsidiary has conducted and is conducting its business thereof in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on a material portion of its business and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licenses issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on, or contemplated to be carried on, by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof, and none of the Corporation or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, permit or license which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially adversely affect the conduct of the business or operations of, or the assets, liabilities (contingent or otherwise) or condition (financial or otherwise) of, the Corporation and the Subsidiaries, taken as a whole.

(v)   Neither the Corporation nor any Subsidiary is in violation of any term of the memorandum or articles or any other constating documents. Neither the Corporation nor any Subsidiary is in violation of any term or provision of any material agreement, indenture or other instrument applicable to it which would result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation or any Subsidiary. Neither the Corporation nor any Subsidiary is in default in the payment of any obligation owed which is now due and, other than as disclosed in the Public Information, there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation, threatened which, in the aggregate, might result in any material adverse effect on the business, condition (financial or otherwise), capital, affairs or operations of the Corporation or any Subsidiary or in any of the material Properties or assets thereof or in any material liability on the part of the Corporation or any Subsidiary or which places, or could place, in question the validity or enforceability of this Agreement, the Ancillary Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto.

(w)   Except for the mineral concession known as the Continuacion de Virgencita, the Corporation and the Subsidiaries are the absolute legal and beneficial owner of, and have good and marketable title to, all of the material Properties or assets thereof, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights are necessary for the conduct of the business of the Corporation or any Subsidiary as currently conducted, none of the Corporation or any Subsidiary knows of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights, and none of the Corporation or any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the Property rights thereof other than as disclosed in the Public Information.

(x)   Except as otherwise disclosed in the AIF and except for the mineral concession known as the Continuacion de Virgencita, the Corporation and the Subsidiaries hold either freehold title, mining leases, mining concessions, mining claims, exploration permits or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular Property is located, in respect of the ore bodies and minerals located in Properties in which the Corporation and the Subsidiaries have interests under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or applicable Subsidiary to explore the minerals relating thereto, all Property leases or claims in which the Corporation or any Subsidiary has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Corporation and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Properties in which the Corporation and the Subsidiaries have an interest granting the Corporation or applicable Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interest therein of the Corporation or applicable Subsidiary, with only such exceptions as do not materially interfere with the use made by the Corporation or applicable Subsidiary of the rights or interests so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation or a Subsidiary.

(y)   Any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds an interest in the Properties and assets thereof (including any interest in, or right to earn an interest in, any Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with any terms thereof, none of the Corporation or any Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such Properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences, permits and claims pursuant to which the Corporation or any Subsidiary derive the interests thereof in such Property and assets are in good standing and there has been no material default under any such lease, licence, permit or claim and all taxes required to be paid with respect to such Properties and assets to the date hereof have been paid, other than defaults which would not have a material adverse effect on the business, condition (financial or otherwise), affairs, Properties, assets or operations of the Corporation and the Subsidiaries, taken as a whole. None of the Properties (or any interest in, or right to earn an interest in, any Property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(z)   None of the Corporation or any Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the Property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which would have a material adverse effect upon the condition (financial or otherwise), capital, Properties, assets, operations or business of the Corporation or any Subsidiary.

(aa)   The Corporation and each Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a material adverse effect on the business, condition (financial or otherwise) affairs, Properties, assets or operations of the Corporation or any Subsidiary, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation, threatened against the Corporation or any Subsidiary, no union representation question exists respecting the employees of the Corporation or any Subsidiary and no collective bargaining agreement is in place or currently being negotiated by the Corporation or any Subsidiary, neither the Corporation nor any Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or any Subsidiary carries on business or has employees, no employee has any agreement as to the length of notice required to terminate his or her employment with the Corporation or any Subsidiary in excess of twelve months or equivalent compensation and all benefit and pension plans of the Corporation or any Subsidiary are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(bb)   The Corporation and the Subsidiaries:

        (i)   and the Properties, assets and operations thereof comply in all material respects with all applicable "Environmental Laws" (which term means and includes, without limitation, any and all applicable international, federal, provincial, state, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any "Environmental Activity" (which term means and includes, without limitation, any past, present or future activity, event or circumstance in respect of a "Contaminant" (which term means and includes, without limitation, any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii)   do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the Properties, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary nor any of the Properties, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any "Governmental Authority" (which term means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing) to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)   have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Corporation and the Subsidiaries do not have any liability (whether contingent or otherwise) in connection with any Environmental Activity and the Corporation is not aware of any notice being given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any Subsidiary or the Properties, assets, business or operations thereof;

(iv)   do not store any hazardous or toxic waste or substance on the Property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there are no Contaminants on any of the premises or Properties at which the

Corporation or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(v)   to the knowledge of the Corporation, are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration activities) or non-compliance with Environmental Law.

(cc)   There are no actions, suits, proceedings, or, to the knowledge of the Corporation, inquiries or investigations existing, pending, threatened against or which materially adversely affect the Corporation or any Subsidiary or to which any of the Property or assets thereof is subject, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the condition (financial or otherwise), capital, Properties, assets, operations or business of the Corporation or any Subsidiary or the ability of any of them to perform the obligations thereof and none of the Corporation or any Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which in the aggregate, would result in a material adverse effect on the condition (financial or otherwise), capital, Properties, assets, operations or business of the Corporation or any Subsidiary or the ability of the Corporation to perform its obligations under this Agreement or the Ancillary Documents.

(dd)   The Corporation is a "reporting issuer" in the Provinces of British Columbia, Ontario and Alberta, is in all material respects in compliance with the Securities Laws of each such province and is in compliance, in all material respects, with the by-laws, rules and regulations of the TSXV. In particular, without limiting the foregoing, the Corporation is in material compliance with its obligations under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). The Corporation has agreed with the British Columbia Securities Commission to file an up-to-date technical report in respect of its mineral properties in accordance with NI 43-101.

(ee)   There has never been any reportable disagreement (within the meaning of National Policy Statement No. 31 of the Canadian Securities Administrators) with the present or any former auditor of the Corporation.

(ff)   The Common Shares are listed and posted for trading on the TSXV.

(gg)   The Corporation has obtained all consents, approvals, permits, authorizations or filings as may be required under Securities Laws and the by-laws, rules and regulations of the TSXV necessary to the performance by the Corporation of its obligations under this agreement.

(hh)   The Corporation has not withheld from the Agents any facts relating to the Corporation, the Subsidiaries, the Properties or the Offering that would be material to Purchasers.

7. Covenants of the Corporation

   (a)   Compliance with Law: The Corporation hereby covenants and agrees with the Agents and the Purchasers that the Corporation will forthwith after the Closing Date file such documents as may be required under the Securities Laws of the Offering Jurisdictions relating to the offering of the Units and the issue of the Warrant Shares which, without limiting the generality of the foregoing, shall include a Form 45-501F1 as prescribed by the Ontario Act and the equivalent thereof in all other Offering Jurisdictions.

   (b)   Use of Proceeds: The Corporation will use the net proceeds from the offering to fund development projects and for general corporate purposes.

   (c)   Issues of Further Securities: Neither the Corporation nor any individual involved in the management of the Corporation, will directly or indirectly, without the prior written consent of RBC DS, such consent not to be unreasonably withheld or delayed, until the date which is 150 days following the Closing Date, (i) offer, issue, distribute, pledge, sell, contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer, lend, issue, distribute or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares ("Equity Securities"), or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Equity Securities, whether any such transaction at (i) or (ii) of this paragraph may be settled by delivery of Equity Securities or cash or otherwise, other than (A) any Common Shares issued or options granted under the Stock Option Plan and (B) any Common Shares issued in respect of warrants outstanding at the date hereof. Notwithstanding the foregoing, nothing contained in this Section 7(c) shall prevent (x) any individual involved in the management of the Corporation from acquiring any Common Shares or Equity Securities or entering into any swap or other arrangements that transfer to such individual, in whole or in part, any of the economic consequences of ownership of Equity Securities or (y) the individuals involved in the management of the Corporation from disposing of an aggregate of 100,000 Common Shares.

   (d)   Regulatory Filing: The Issuer covenants that it shall use its reasonable commercial efforts to file a feasibility study or technical report with the TSX-V, the British Columbia Securities Commission and all other applicable securities regulatory authorities prior to May 30, 2004 and otherwise take such other steps as may be necessary or desirable to bring itself into compliance with all applicable securities laws, including without limitation NI 43-101.

8. U.S. Provisions

   (a)   Representations, Warranties and Covenants of the Agents: The Agents hereby severally represent, warrant and covenant to the Corporation, and the Agents hereby severally represent, warrant and covenant on behalf of their respective U.S. Affiliates, that, in connection with sales of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States:

(i)   they have offered and sold, and will offer and sell, Securities in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States only to U.S. Accredited Investors through the U.S. Affiliates, in transactions exempt from registration under the 1933 Act pursuant to Rule 506 of Regulation D, exempt from registration under any applicable state Securities Laws and in accordance with all applicable U.S. federal and state broker-dealer requirements, and only as provided in Sections 8(a) hereof.

(ii)   they have not entered, and will not enter, into any contractual arrangement with respect to the distribution of the Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, except with the U.S. Affiliates without the prior written consent of the Corporation. They will cause each Person participating in the distribution of the Units to agree in writing, for the benefit of the Corporation, to comply with, and will use their best efforts to ensure that each such Person complies with, the same provisions of this Section 8 as are applicable to the Agents as if such provision applied to such Person.

(iii) immediately prior to soliciting such offerees, they had reasonable grounds to believe and did believe that each U.S. Person or Person in the United States to whom, or for the account or benefit of whom, a sale, offer or solicitation of an offer to purchase Units was made was and is a U.S. Accredited Investor.

(iv)   neither they nor any of their affiliates nor any Person acting on their behalf (except as permitted in Section 8(a) hereof) has made or will make (i) any offer to sell or any solicitation of an offer to purchase Securities to any U.S. Person or Person in the United States; (ii) any sale of Units to any Person unless (A) at the time the buy order was or will have been originated, the Purchaser was outside the United States and not a U.S. Person or (B) the Agents, affiliates or Persons acting on their behalf reasonably believed that such Purchaser was outside the United States and not a U.S. Person; or (iii) any Directed Selling Efforts in the United States with respect to any of the Securities. For purposes of this Section 8, the term "affiliate" means an affiliate as defined in Rule 405 under the 1933 Act.

(v)   no written material will be used in connection with the offer or sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, other than a Subscription Agreement in a form agreed to between the Corporation and the Agents.

(vi)   offers and sales of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering (within the meaning of Section 4(2) of the 1933 Act).

(vii) prior to the completion of any sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, it shall cause each purchaser thereof (a "U.S. Purchaser") to execute and deliver to the Corporation a Subscription Agreement in a form agreed to between the Corporation and the Agents and at the Closing, the Agents, together with the U.S. Affiliates, will provide an executed certificate in the form attached to this Agreement as Schedule "A" relating to the manner of the solicitation of offers to purchase, offer and sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States or written confirmation that it did not sell any Units in the United States or to or for the account or benefit of a U.S. Person or Person in the United States.

(viii) at least one Business Day prior to the Closing Date, the Company will be provided with a list including the name, address and investment amount of each U.S. Purchaser.

(ix) none of the Agent, its affiliates or any Person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Securities.

(b) <u>Representations, Warranties and Covenants of the Corporation</u>: The Corporation hereby represents, warrants and covenants to the Agents that:

(i) None of the Corporation, the affiliates thereof nor any Person acting on behalf of any of them (other than the Agents, the affiliates thereof or any Person acting on behalf of any of them, in respect of which no representation is made) has engaged or will engage in any form of General Solicitation or General Advertising or has acted or will act in any manner involving a public offering within the meaning of Section 4(2) of the 1933 Act, in either case, in connection with the solicitation of offers to purchase, offer or sale of Securities in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States.

(ii) Except with respect to Securities offered and sold in the United States or to, or for the account or benefit of, a U.S. Accredited Investor in reliance upon an exemption from registration under Rule 506 of Regulation D, neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them (other than the Agents, the affiliates thereof or any Person acting on behalf of any of them, in respect of which no representation is made), has made, or will make: (A) any, offer to sell, or any solicitation of an offer to buy, any Securities in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States; (B) any sale of Securities unless, at the time the buy order was or will have been made, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates and any Person acting on behalf of any of them reasonably believe that the purchaser is outside the United States and not a U.S. Person; or (C) any Directed Selling Efforts in the United States with respect to the Securities.

(iii)   The Corporation is not, and as a result of the sale of the Units contemplated hereby will not be, an "investment company" as defined in the United Sates *Investment Company Act of 1940*, as amended.

(iv)   The Corporation has not, for a period of six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any securities thereof in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration under the 1933 Act set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Units.

(v)   Neither the Corporation nor any of the affiliates thereof, nor any Person acting on behalf of any of them (other than the Agents, the affiliates thereof or any Person acting on behalf of any of them, in respect of which no representation is made) has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D to be unavailable for offers and sales of Securities in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States or the exclusion from registration under the 1933 Act afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities outside the United States to non-U.S. Persons.

(vi)   The Corporation is a Foreign Issuer and there is no Substantial U.S. Market Interest in any of the Securities.

(vii)   None of the Corporation, its affiliates or any Person acting on any of their behalf (other than the Agents, the affiliates thereof or any Person acting on behalf of any of them, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the 1934 Act in connection with the offer and sale of the Securities.

(viii) None of the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such Person for failure to comply with Rule 503 of Regulation D.

(ix)   Within 15 days after the first sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States pursuant to Rule 506 of Regulation D, the Corporation will prepare and file with the United States Securities and Exchange Commission a notice on Form D and all other notices required to be filed with any regulatory authority in the United States with respect to Units offered in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States.

(x)   The Corporation will use its commercially reasonable best efforts to remain a Foreign Issuer for a period of two years after the Closing Date.

9.   Indemnity and Contribution

(a)   Indemnity: The Corporation (the "Indemnifier") hereby covenants and agrees to fully protect, indemnify and save harmless the Agents, the U.S. Affiliates and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering, each of the associates and affiliates of, and the directors, officers, employees, shareholders, partners, counsel, advisors and agents of the Agents, the U.S. Affiliates, and each investment dealer which is a member of any agency group formed by the Agents in connection with the Offering (in this Section 9 each an "Indemnified Person" and collectively the "Indemnified Persons") from and against all losses (other than a loss of profits), claims, damages, liabilities, suits, proceedings, costs and expenses (including the amount paid in settlement of any claim, action, suit or proceeding and the fees and expenses of legal counsel), joint or several, of whatsoever nature or kind to which an Indemnified Person may become subject or otherwise involved in any capacity under statute or common law or otherwise caused or incurred by reason of or in any way arising, directly or indirectly, from, by virtue of, or related to, or in consequence of, enforcing the provisions of this Agreement or any Subscription Agreement, or:

(i)   any misrepresentation or alleged misrepresentation in respect of any statement contained herein or made by the Corporation, including in the Public Information, in connection with the issuance and sale by the Corporation of the Units (other than a statement relating solely to the Agents);

(ii)   the omission or alleged omission to state in the Public Information or any certificate of the Corporation, delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iii)   any order made or inquiry, investigation or proceeding commenced or threatened by any Securities Commission or authority or any other competent authority, not based upon the activities or the alleged activities of the Agents or any member of any agency group formed by the Agents in connection with the Offering, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation in this Agreement or the Public Information which prevents or restricts trading in or the sale or distribution of the Common Shares, Units or the Warrant Shares in any of the Offering Jurisdictions;

(iv)   the non-compliance or alleged non-compliance by the Corporation, with any of the Securities Laws of the Offering Jurisdictions or any other applicable law in connection with the transactions contemplated herein;

(v)   any negligence or wilful misconduct by the Corporation, relating to or connected with the sale by the Corporation of the Units; or

(vi)   the breach of, or default under, any term, condition, covenant, agreement or obligation of the Corporation made or contained herein or in any other document delivered by the Corporation pursuant hereto or made by the Corporation in connection with the sale of the Units or any representation or warranty of the Corporation made or contained herein or in any other document delivered pursuant hereto or in connection with the sale of the Units being or being alleged to be untrue, false or misleading;

provided, however, that this indemnity shall not apply in respect of an Indemnified Person to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall have determined that (A) the Indemnified Person has been grossly negligent or dishonest or has committed any fraudulent act in the course of such performance, and (B) the losses, claims, damages, liabilities, costs or expenses as to which indemnification is claimed was directly and primarily caused by the gross negligence, dishonesty or fraud referred to in (A) above (provided that if such losses, claims, damages, liabilities costs or expenses were caused only in part by such gross negligence, dishonesty or fraud, the indemnity shall apply only in respect of the proportion of such losses, claims, damages, liabilities costs or expenses which were not so caused). If any matter or thing contemplated by this Section 9 shall be asserted against any Indemnified Person in respect of which indemnification is or might reasonably be considered to be provided hereunder (any such thing or matter being referred to as a "Claim"), such Indemnified Person shall notify the Indemnifier as soon as possible of the nature of such Claim (provided that any failure to so notify the Indemnifier in respect of any potential Claim shall not affect the liability or obligations of such Indemnifier hereunder except to the extent that the Indemnifier is prejudiced by such failure) and the Indemnifier shall be entitled, but not required, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel reasonably acceptable to the Indemnified Person and that no settlement of any such Claim may be made by the Indemnifier or the Indemnified Person without the prior written consent of the other (acting reasonably) and the Indemnifier shall not be liable for any settlement of any such Claim unless they have consented in writing to such settlement.

(b)   Counsel: In any Claim referred to in Section 9 hereof, the Indemnified Person shall have the right to retain separate legal counsel to act on behalf of such Indemnified Person and participate in the defense thereof provided that the fees and disbursements of such separate legal counsel shall be paid by the Indemnified Person unless:

(i)   the Indemnifier fails to assume the defence of such Claim on behalf of the Indemnified Person within ten days of receiving notice of such Claim;

(ii)   the Indemnifier and the Indemnified Person shall have mutually agreed to the retention of such separate legal counsel; or

(iii)   the named parties to such Claim (including any added, third or impleaded parties) include both the Indemnifier and the Indemnified Person and such Indemnified Person has been advised by legal counsel that representation of both such Indemnifier and the Indemnified Person by the same legal counsel would be inappropriate due to actual or potential differing or conflicting interests between them;

in which event or events the Indemnifier shall not have the right to assume the defense of such Claim on behalf of the Indemnified Person and the fees and disbursements of such separate legal counsel shall be paid by the Indemnifier, subject as hereinafter provided. Where more than one Indemnified Person is entitled to retain separate counsel in the circumstances described in this Section 9(b), all Indemnified Persons shall be represented by one separate legal counsel and the fees and disbursements of only one separate legal counsel for all Indemnified Persons shall be paid by the Indemnifier, unless:

(i)   the Indemnifier and the Indemnified Persons have mutually agreed to the retention of more than one legal counsel for the Indemnified Persons; or

(ii)   the Indemnified Persons have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Persons by the same legal counsel would be inappropriate due to actual or potential differing interests between them.

(c)   Waiver of Right: The Indemnifier hereby waives its right to recover contribution from the Agents and the other Indemnified Persons with respect to any liability of the Indemnifier by reason of or arising out of the indemnity provided by the Indemnifier in this Section 9.

(d)   Contribution:

(i)   In order to provide for just and equitable contribution in circumstances in which the indemnity contained in this Section 9 is, for any reason of policy or otherwise, held to be unenforceable or unavailable, in whole or in part, to an Indemnified Person other than in accordance with the provisions of this Section 9, the Indemnifier shall contribute to the aggregate losses (other than a loss of profit), claims, damages, liabilities, costs and expenses of the nature contemplated by the said indemnity incurred or paid by the Indemnifier and the Indemnified Person, in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnifier on the one hand and the Indemnified Person on the other hand but also the relative fault of the Indemnifier and the Indemnified Person, as well as any relevant equitable considerations; provided that in any event the Indemnifier shall be responsible for any amount in excess of the cash fee actually received from the Indemnifier under this Agreement by the Agents; and provided further, however, that no Person guilty of fraudulent misrepresentation shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(ii)   In the event that the Indemnifier is held to be entitled to contribution from an Agent under the provisions of any statute or law, the Indemnifier shall be limited to such contribution in an amount not exceeding the lesser of:

    A.   the portion of the amount of the loss or liability giving rise to such contribution for which the Agent is responsible as determined in accordance with Section 9(d)(i) above; and

    B.   the amount of the cash fee actually received from the Corporation under this Agreement by the Agent.

(iii)   For purposes of this Section 9(d), each party hereto shall give prompt notice to the other parties hereto of any Claim, action, suit or proceeding threatened or commenced in respect of which a Claim for contribution may be made under this Section 9(d).

(e)   <u>Held in Trust</u>: To the extent that the indemnity contained in Section 9 hereof is given in favour of a Person who is not a party to this Agreement, the Indemnifier hereby constitutes the Agents as trustee for such Person for such indemnity and the covenants given by the Indemnifier to such Person in this Agreement. The Agents hereby accept such trust and hold such indemnity and covenants for the benefit of such Persons. The benefit of such indemnity and covenants shall be held by the Agents in trust for the Persons in favour of whom such indemnities and covenants are given and may be enforced directly by such Persons.

(f)   <u>No Derogation</u>: The rights to indemnity and contribution provided in this Section 9 shall be in addition to and not in derogation of any other right to indemnify and/or contribution which the Agents or the Indemnifier may have by statute or otherwise at law.

10.   <u>Expenses</u>

Whether or not the purchase and sale of the Units is completed, all costs and expenses incurred in connection with the Offering by the Corporation shall be borne by the Corporation, including, without limitation, all expenses of or incidental to the creation, issue, sale and distribution of Units and the Warrant Shares, the fees and expenses (including applicable taxes) of counsel to, and the auditors and transfer agent of, the Corporation and all filing and regulatory fees. In addition to the foregoing, the Corporation shall bear all reasonably incurred costs and expenses (including applicable taxes) of the Agents and counsel and advisors to the Agents (including the reasonable out-of-pocket expenses and all applicable taxes) of the Agents.

11.   <u>Notices</u>

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by telecopier on a Business Day to the following addresses:

(a)   in the case of the Corporation:

Alamos Gold Inc.
1503 – 110 Yonge Street
Toronto, Ontario
M5C 1T4

Attention: John McCluskey
Fax: (416) 368-2934

with a copy to (for information purposes only and not constituting notice):

Axium Law Group
Four Bentall Centre
Suite 3350
1055 Dunsmuir Street
PO Box 49222
Vancouver, British Columbia
V7X 1L2

Attention: Joseph Giuffre
Telecopier: (604) 692-4900

(b)   in the case of the Agents:

RBC Capital Markets
200 Bay Street
Royal Bank Plaza
4th Floor, South Tower
Toronto, Ontario
M5J 2W7

Attention: Ewan Mason
Fax: (416) 842-7527

McFarlane Gordon Inc.
26 Wellington Street E.
Suite 900
Toronto ON M5E 1S2

Attention: Bradley D. Griffiths
Fax: (416) 864-7359

BMO Nesbitt Burns Inc.
1 First Canadian Place
PO Box 150
100 King Street West
4th Floor

Attention: Darin Smith
Fax: (416) 359-5143

GMP Securities Ltd.
145 King Street West
11th Floor
Toronto ON M5H 1J8

Attention: Mark Wellings
Fax: (416) 943-6160

Haywood Securities Inc.
400 Burrard Street
Suite 1100
Vancouver, BC
V6C 3A6

Attention: Keith Peck
Fax: (604) 643-1199

with a copy to (for information purposes only and not constituting notice):

Fasken Martineau DuMoulin LLP
Barristers & Solicitors
Suite 3600
66 Wellington Street West
Toronto, Ontario
M5K 1N6

Attention: John Turner
Telecopier: (416) 364-7813

The Corporation or an Agent may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered to a responsible officer of the addressee, shall be given by telecopier, and shall be deemed to have been given on the day on which it was delivered or sent by telecopier.

12.   Miscellaneous

(a)   Governing Law: This Agreement shall be governed by and be interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

(b)   Time of Essence: Time shall be of the essence of this Agreement.

(c)   Survival: All representations, warranties, covenants and agreements of the Corporation herein contained or contained in any documents contemplated by, or delivered pursuant to, this Agreement or in connection with the purchase and sale of the Units shall survive the purchase and sale of the Units and the termination of this Agreement and shall continue in full force and effect for the benefit of the Agents and the Purchasers for a period of two (2) years thereafter, regardless of any subsequent disposition of the Offered Shares, Warrants or Warrant Shares or any investigation by or on behalf of the Agents with respect thereto.

(d)   Counterparts: This Agreement may be executed by any one or more of the parties to this Agreement by facsimile or in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

(e)   Entire Agreement: This Agreement constitutes the entire agreement between the Corporation and the Agents in connection with the issue and sale of the Units by the Corporation and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including, but not limited to, any engagement agreement or term sheet relating to the Offering between the Corporation and the Agents.

(f)   Severability: If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severed from this Agreement.

[The remainder of this page is intentionally blank.]

Would you kindly confirm the agreement of the Corporation to the foregoing by executing six duplicate copies of this Agreement and thereafter returning four such executed copies to RBC Dominion Securities Inc.

Yours truly,

RBC DOMINION SECURITIES INC. **MCFARLANE GORDON INC.**

By: _____ By: _____
  Name: Ewan Mason   Name: Bradley D. Griffiths
  Title: Managing Director   Title: Managing Director

BMO NESBITT BURNS INC.   **GMP SECURITIES LTD.**

By: _____ By: _____
  Name: Peter Collibee   Name: Mark Wellings
  Title: Managing Director   Title: Director, Investment Banking

HAYWOOD SECURITIES INC.

By: _____
  Name: Keith Peck
  Title: Vice President and Director

The undersigned hereby accepts and agrees to the foregoing as of the 8th day of April, 2004.

          ALAMOS GOLD INC.

       By: _____
         Name: Jon Morda
         Title: Chief Financial Officer

Schedule "A"
Agents' Certificate

In connection with the private placement of units (the "Units") of Alamos Gold Inc. (the "Corporation") with U.S. "accredited investors" pursuant to subscription agreements accepted as of April 8, 2004 by the Corporation referred to in the agency agreement dated as of April 8, 2004 between RBC Dominion Securities Inc., McFarlane Gordon Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd. and Haywood Securities Inc. (the "Agents") and the Corporation (the "Agency Agreement"), the Agents, together with RBC Capital Markets Corp., Harris Nesbitt Corp., Griffiths McBurney Corp. and Haywood Securities (USA) Inc., in their respective capacities as placement agents in the United States for the Agents (the "U.S. Affiliates"), do hereby certify on a several basis and in respect of themselves only that:

1.   the Units have been offered and sold in the United States only by the U.S. Affiliates, each of which was on the dates of such offers and sales a registered broker or dealer with the National Association of Securities Dealers, Inc. (the "NASD"), the United States Securities and Exchange Commission (the "SEC") pursuant to Section 15(b) of the United States *Securities Exchange Act of 1934*, as amended, and under the state securities laws of all states where offers and sales of the Units were made (unless exempted from the respective state's broker-dealer registration requirements) and is in good standing with the NASD, the SEC and such states on the date hereof;

2.   all offers and sales of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer laws and regulations governing the registration and conduct of securities brokers and dealers;

3.   no written material was used in connection with the offer or sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, other than a subscription agreement in the form agreed to by the Corporation and the Agents;

4.   we have reasonable grounds to believe and do believe that each offeree in the United States or that was, or was acting for the account or benefit of, a U.S. Person or Person in the United States was an "accredited investor" as defined in Rule 501(a) under the United States *Securities Act* of 1933, as amended (the "1933 Act"), and, on the date hereof, we continue to believe that each purchaser in the United States or that is, or is acting for the account or benefit of, a U.S. Person or Person in the United States, is an accredited investor within the meaning of Regulation D under the 1933 Act ("Regulation D");

5.   offers and sales of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States were not made (i) by any form of "general solicitation" or "general advertising" (as those terms are used in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, Internet or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, or (ii) in any manner involving a public offering (within the meaning of Section 4(2) of the 1933 Act);

6.   prior to the completion of any sale of Units in the United States or to, or for the account or benefit of, a U.S. Person or Person in the United States, we caused each such purchaser to sign a subscription agreement in a form acceptable to the Corporation; and

7.   the offer and sale of the Units has been conducted in accordance with the Agency Agreement.

Words and terms with the initial letter or letters thereof capitalized in this certificate and defined in the Agency Agreement shall have the meanings given to such capitalized words and terms in the Agency Agreement unless otherwise defined herein.

Dated this _____ day of April, 2004.

RBC DOMINION SECURITIES INC.   **RBC CAPITAL MARKETS CORP.**

By: _____   By: _____
    Name: Ewan Mason   Name:
    Title: Managing Director   Title:

MCFARLANE GORDON INC.

By: _____
    Name: Bradley D. Griffiths
    Title: Managing Director

BMO NESBITT BURNS INC.   **HARRIS NESBITT CORP.**

By: _____   By: _____
    Name: Peter Collibee   Name:
    Title: Managing Director   Title:

GMP SECURITIES LTD.   **GRIFFITHS MCBURNEY CORP.**

By: _____   By: _____
    Name: Mark Wellings   Name:
    Title: Director, Investment Banking   Title:

HAYWOOD SECURITIES INC.   **HAYWOOD SECURITIES (USA) INC.**

By: _____   By _____
    Name: Keith Peck   Name:
    Title: Vice President and Director   Title:

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.
(Registrant)

March 31, 2005   By: /s/ Sharon L. Fleming
Date   Sharon L. Fleming
`   Corporate Secretary